Issuer Free Writing Prospectus
October 16, 2007
Filed pursuant to Rule 433
Registration Statement No. 333-146729

CONTACT:

Robert J. Cox
DealerTrack Holdings, Inc.
(888) 450-0478
InvestorRelations@dealertrack.com
Stephanie Lowenthal
RF|Binder Partners
(212) 994-7619
stephanie.lowenthal@rfbinder.com

DEALERTRACK ANNOUNCES PROPOSED PUBLIC OFFERING OF COMMON
STOCK AND REVISED GUIDANCE FOR THE FULL YEAR 2007
LAKE SUCCESS, N.Y., October 16, 2007, DealerTrack Holdings, Inc. (Nasdaq: TRAK), a leading provider of on-demand software and data solutions for the automotive retail industry in the United States, today announced that it has filed a registration statement with the Securities and Exchange Commission relating to the proposed public offering of 4,000,000 shares of its common stock. DealerTrack is offering 2,000,000 shares, and First Advantage Corporation’s affiliate, Credit Management Solutions, Inc., the selling stockholder, is offering 2,000,000 shares. DealerTrack and the selling stockholder have granted the underwriters an option to purchase an additional 600,000 shares of DealerTrack’s common stock to cover any over-allotments.
DealerTrack will use the proceeds from the sale of common stock by DealerTrack for general corporate purposes. DealerTrack will not receive any proceeds from the sale of its common stock by the selling stockholder.
In connection with the proposed offering, the selling stockholder has agreed not to sell, transfer, or seek registration of shares of DealerTrack common stock for a period of 90 days following the date of the final prospectus related to the offering without the consent of Lehman Brothers, subject to customary exceptions. DealerTrack and its executive officers and directors have also agreed to similar restrictions.
Lehman Brothers is the sole book-runner of the proposed offering. William Blair & Company and Deutsche Bank Securities will serve as co-lead managers and Cowen and Company, LLC, Wachovia Securities, JMP Securities, Thomas Weisel Partners LLC and Barrington Research will serve as co-managers.

In connection with the proposed offering and based upon previously reported and expected results, DealerTrack updated its guidance for 2007 results to reflect third and fourth quarter costs, including those associated with the ongoing integration and expansion of the Arkona dealer management system (DMS).
Guidance for full year 2007 (excluding the effects of the proposed offering)
Expected GAAP Results
•	Revenue is expected to be between $232 million and $234 million as compared to the previous estimate of $230 million to $232 million.
•	GAAP net income is expected to be between $19.7 and $20.2 million as compared to the previous estimate of $20.6 million to $21.0 million.
•	Diluted GAAP net income per share is expected to be between $0.48 and $0.49, based on an estimate of 40.9 million weighted average diluted shares outstanding for 2007 as compared to the previous estimate of $0.50 to $0.51.
Expected Non-GAAP Results
•	EBITDA is expected to be between $65.3 million and $66.1 million as compared to the previous estimate of $66.7 million to $67.3 million.

•	Cash net income is expected to be between $42.4 million and $42.9 million as compared to the previous estimate of $42.9 million to $43.3 million.

•	Diluted cash net income per share is expected to be between $1.04 and $1.05, based on an estimate of 40.9 million weighted average diluted shares outstanding for 2007 as compared to the previous estimate of $1.06 to $1.07.
EBITDA is a non-GAAP financial measure that represents GAAP earnings excluding interest, taxes, depreciation and amortization expenses. Cash net income is a non-GAAP financial measure that represents GAAP net income before non-cash stock-based compensation charges (net of taxes), and amortization of acquired identifiable intangibles (net of taxes). DealerTrack’s EBITDA and cash net income disclosures are not intended to be used in lieu of GAAP presentations of net income and should not be viewed as an alternative to GAAP measures of performance. EBITDA and cash net income are presented because management believes they provide additional information with respect to the performance of our fundamental business activities and are also frequently used by securities analysts, investors and other interested parties in the evaluation of comparable companies. Management believes the EBITDA and cash net income information is useful to investors for these reasons. Management believes the most directly comparable GAAP financial measure for EBITDA and cash net income is GAAP net income and has provided a reconciliation of EBITDA to GAAP net income, and cash net income to GAAP net income, in Attachment 1 to this press release.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About DealerTrack
DealerTrack Holdings, Inc. (Nasdaq: TRAK) is a leading provider of on-demand software and data solutions for the U.S. automotive retail industry. Our solutions enable dealers to receive consumer leads, submit credit applications, compare financing and leasing options, sell insurance, vehicle accessories and other aftermarket products, document compliance, and execute financing contracts electronically. In addition, the company provides dealer management systems (DMS) through its Arkona, Inc., subsidiary. Over 22,000 dealers, 425 financing sources, and many other service and information providers are active in the DealerTrack network. For more information, visit www.dealertrack.com.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Lehman Brothers toll-free at 1-888-603-5847 or emailing qiana.smith@broadridge.com.
Safe Harbor for Forward-Looking and Cautionary Statements
Statements in this press release regarding DealerTrack’s 2007 performance and all other statements in this release other than the recitation of historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These statements involve a number of risks, uncertainties and other factors that could cause actual results, performance or achievements of DealerTrack to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements.
Factors that might cause such a difference include: increased competitive pressure from other industry participants, the inability to execute any element of DealerTrack’s business strategy, including the retention of dealers and financing source customers; selling additional products and services to existing and new customers; success in expanding our customer base and product and service offerings and integrating acquisitions, including Arkona; DealerTrack’s success in expanding its customer base and product and service offerings; the impact of the automotive retail industry on DealerTrack’s business; the impact of some vendors of software products for automotive dealers making it more difficult for our customers to use our products and services; the impact of general economic trends, including interest rates, as well as the trends in the automotive industry and other risks listed in our reports filed with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2006. These filings can be found at www.dealertrack.com and the SEC’s website at www.sec.gov. Forward-looking statements included herein speak only as of the date hereof and we disclaim any obligation to revise or update such statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or circumstances.

Attachment (1)
DEALERTRACK HOLDINGS, INC.
Reconciliation of Forward-Looking GAAP Net Income
to Forward-Looking Non-GAAP EBITDA
(Dollars in millions)
(Unaudited)

	Year Ending
	December 31, 2007
	Expected Range
GAAP net income	$19.7	$20.2
Interest income	(4.6)	(4.6)
Interest expense	0.3	0.3
Provision for income taxes	12.9	13.2
Depreciation and amortization	9.9	9.9
Amortization of acquired identifiable intangibles	27.1	27.1

EBITDA (Non-GAAP)	$65.3	$66.1

DEALERTRACK HOLDINGS, INC.
Reconciliation of Forward-Looking GAAP Net Income to
Forward-Looking Non-GAAP Cash Net Income
(Dollars in millions)
(Unaudited)

	Year Ending
	December 31, 2007
	Expected Range
GAAP net income	$19.7	$20.2
Non-cash stock-based compensation charges, net of taxes	6.4	6.4
Amortization of acquired identifiable intangibles, net of taxes	16.3	16.3

Cash net income (Non-GAAP)	$42.4	$42.9

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